

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 17, 2007

Mr. Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193 South Africa

> **Re:** **Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed November 24, 2006**
> **Response Letter Dated April 26, 2007**
> **File No. 001-31318**

Dear Mr. Holland:

     We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

General

1.   Please amend your current Form 20-F to incorporate all of the revisions you have proposed to make in response to prior comments 1, 3, 4 and 5.

Results of Operations – Years Ended June 30, 2006 and 2005, page 145

Depreciation and Amortization, page 150

2.   We have read your response to prior comment 2, explaining that you changed your method of calculating amortization to apply an amortization rate that will based on reserve estimates prepared as of the end of the second quarter of the

preceding fiscal year (December 31) to production for the first nine months of the current fiscal year, and an amortization rate that will be based on reserve estimates as of the end of the second quarter of the current fiscal year to production for the last quarter of the current fiscal year. We understand that you previously utilized a single amortization rate for the entire fiscal year, based on your reserve estimates as of the end of the preceding fiscal year (June 30). You describe this change as having been implemented in connection with your decision to no longer report mineral reserve information that is current as of the end of the fiscal year covered by your annual report on Form 20-F.

Amortization Policy

While we understand that you may have established conventions which facilitate the process of calculating periodic units-of-production amortization, under U.S. GAAP you need to update the reserve estimates utilized in your formulas to reflect material information arising during the period, of which you become aware, including significant changes in your reserves, such as those resulting from acquisitions, dispositions or discoveries; and material changes in the assumptions underlying your reserve estimates, such as changes in your mine plan, actual yields that are inconsistent with prior assumptions, or changes in commodity prices or production costs, as indicated in the guidance on estimates in APB 20 and SFAS 154. You would also need to update your reserve information as of your current fiscal year-end to appropriately conduct impairment testing, following the guidance in paragraphs 16 through 21 of SFAS 144.

Please implement procedures for monitoring changes in these and other factors underlying your reserve estimates; assessing the implications of such changes on your reserve estimates, amortization computations and views on recoverability; and adjusting your amortization formulas and property account balances as necessary to take into account all changes having material effects in the period that such changes occur and in which you become aware of the information. Please submit an analysis showing how the amortization expense you recorded each period would need to change to properly reflect material revisions in reserves and the related assumptions based on new information arising during the period, in advance of your scheduled reserve updates. Similarly, advise us of your views on asset recoverability, after taking into consideration all information that was known about your reserves on the balance sheet dates. Additionally, expand your accounting policy disclosure to discuss the procedures you implement.

Mineral Reserves

With regard to your preference for reporting non-current information about reserves in the Form 20-F, we ask that you read the guidance in General Instruction C(b), stating that "Unless an item directs you to provide information as of a specific date or for a specific period, …give the information in an annual report as of the latest practicable date." In addition, you may find the following guidance within Industry Guide 7, applicable by way of the Instruction to Item 4 of Form 20-F, helpful in understanding the reporting requirement for reserve information:

> Paragraph (b)(4)(i) of Industry Guide 7 requires a "…description of the present condition of the property, the work completed by the registrant on the property, the registrant's proposed program of exploration and development, and the current state of exploration and/or development of the property."

> Paragraph (b)(5) of Industry Guide 7 requires a description of the "…existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known," also stating that if reserves have been established, disclose "…the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves…."

Please also read Instruction 1(a) to Item 4.D of Form 20-F, requiring disclosure of "…material information about production, reserves, locations, developments and the nature of your interest. If individual properties are of major significance to you, provide more detailed information about those properties…."

We do not believe that General Instruction C(b), or the Industry Guide 7 references to "present" condition and "existing" economic significance accommodate a practice of not disclosing information that is current as of the end of the period covered by your report; and we do not see support for a view that reserves as of the end of the period, and changes in reserves during the period, would not constitute material information requiring disclosure pursuant to Item 4.D. Given the interrelatedness of accounting and mineral reserve measurements necessary to comply with U.S. GAAP, coupled with the specific disclosure requirements cited above, we again ask that you amend your filing to update your reserve information through June 30, 2006, the end of your fiscal year.

Engineering Comments

Information on the company, page 32

Reserves of Gold Fields as of December 31, 2005, page 39

3.   We have reviewed the reserve reports and feasibility study you supplied as
        supplemental information in response to prior comment 6. Based on this review
        and your reserve redefinition experience in the last couple of years, we believe
        that further disclosure is needed concerning your reserve estimation approaches,
        including the basis you have for assuming continuity between observation points
        in establishing probable reserves. Please expand your disclosure of your
        estimation procedures for the proven, probable above infrastructure, and probable
        below infrastructure categories of your underground South African reserves to
        address the following points:

        •   Detail your reserve estimation methodologies for each reserve category,
            highlighting any significant differences in these methodologies from
            underground mine to mine, and between reserve categories.

        •   Compare and contrast the methodologies as to their reliability, citing your
            reserve reconciliation experience between various categories of reserve
            estimates and actual material delivered to the mill.

        •   Detail primary sources of error in your assumptions of continuity for your
            probable reserves, both above and below infrastructure, with emphasis on
            the sources of error which have led to significant reductions in reserves.

        •   In a table, list the average spacing between drill pierce points or sample
            points for each category of reserves, and the maximum distance that data
            is projected for each mine.

        •   Explain how you have changed your practice of assuming continuity
            between and surrounding observations in response to mining results
            precipitating the downward revisions in your reserve estimates.

4.   As supplemental information, please provide example mine maps for each of your
        South African mines that illustrate the area of influence of your sample points and
        the category assigned to those areas. Also provide a copy of any corporate
        reserve estimation manuals or guidelines.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief